EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

March 7, 2007

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Equity Trust, File Nos. 811-08413 and 333-140495

            (the “Registrant”)

Dear Mr. O'Connor:

This letter responds to oral comments provided by you and Sheila Stout regarding the above Registrant’s filing on Form N-14AE, filed on February 7, 2007, regarding the proposed merger of Evergreen Large Cap Value Fund (“Large Cap Value Fund”) into Evergreen Intrinsic Value Fund (“Intrinsic Value Fund”) (each a “Fund” and together the “Funds”) (Accession No. 0000907244-07-000135).

In response to the comments that were relayed in a telephone conversation, on February 22, 2007, please note the following responses:

General comments to prospectus/proxy statement:

Comment #1:  Under “Summary of the Merger,” in the section entitled “How do the Funds’ investment goals, principal investment strategies and risks compare?,” you asked that we be more specific about whether both Funds or just one Fund would be affected by additional portfolio transaction costs that result from the disposal of a substantial portion Large Cap Value Fund’s holdings.

Response:       Depending on market conditions, Intrinsic Value Fund may sell a substantial portion of the assets acquired from Large Cap Value Fund via the Merger.  As a result, shareholders of the post-merger Fund may be affected by increased transactions costs and taxable distributions.  We have amended the disclosure accordingly.

Comment #2:  In the same section you asked why a “substantial portion” of the securities of Large Cap Value Fund will be disposed of “in connection with the merger” – whether this was for tax purposes, because the portfolio managers will want to invest elsewhere, or for some other reason.  You also asked us to clarify whether “in connection with the merger” meant “after the merger.”

Response:       Depending on, among other factors, market conditions, the post-Merger Fund may dispose of a substantial portion of the securities acquired from Large Cap Value Fund via the Merger because the Funds’ portfolio managers employ different stock selection techniques.   Therefore, it has not yet been determined which positions currently held by Large Cap Value Fund, if any, will be sold after the Merger, or the extent to which such sales will be appropriate.  Accordingly, we have modified the prospectus/proxy statement to say that a substantial portion of the securities held by Large Cap Value Fund “may” be disposed of “after the Merger”, instead of “will” be disposed of “in connection with the Merger.”

Comment #3:  In the same section referred to above, you asked that we include a statement that there could be capital gains and list approximately how much.

Response:       The requested change has been made.

Comment #4:  In the Annual Fund Operating Expenses tables, you asked why footnote 1 applied to the Total Annual Fund Operating Expenses columns for the Large Cap Value Fund expense table and the Intrinsic Value Fund Pro Forma expense table.

Response:       We have amended the tables so that footnote 1 no longer applies to the Total Annual Fund Operating Expenses column for either Fund.

Comment #5:  In the Annual Fund Operating Expense tables, you asked why the Other Fund Expenses for Intrinsic Value Fund were so much higher than those of both Large Cap Value Fund and Intrinsic Value Fund Pro Forma.

Response:       Intrinsic Value Fund commenced operations on August 1, 2006.  The Fund was not immediately able to garner significant subscriptions and, as a result, its fixed expenses were applied against a limited asset base and an asset base that was less than both Large Cap Value Fund and the post-Merger Fund.

Comment #6:  In the Example of Fund Expenses tables, you asked us to confirm the number disclosed for both the Class B shares of Large Cap Value Fund assuming no redemption after ten years and the Pro Forma number and for the Class B shares of the post-Merger Fund assuming redemption after ten years.

Response:       We have confirmed those figures.

Comment #7:  You asked that we explain the basis for the change in the Funds’ short-term trading policy.

Response:       Effective April 2, 2007, the Funds’ short-term trading policy will be changed from a policy which generally prohibited more than 3 round trip exchanges per quarter and more than 5 round trip exchanges per calendar year to a “purchase block” policy which generally prohibits purchases of shares in a fund if the purchaser has redeemed greater than $5,000 worth of securities within the past 30 days from that fund.  Although the new policy uses different methods than the former policy, it represents a potentially more efficient way to limit the negative effects of short-term trading.

_______________________________________

Comments to pro forma financial statements:

Comment #8:  You asked that we provide an “Adjustments” column in the pro forma financial statements to account for the substantial amount of securities being sold in connection with the Merger.

Response:       The Fund cannot calculate with any precision the amount of securities, if any, that will be sold in connection with the Merger or the timing of such transactions.   Given the uncertainty, we have changed the disclosure in the prospectus/proxy statement to state that a substantial portion of the securities held by Large Cap Value Fund “may” be disposed of after the Merger, instead of “will” be disposed of in connection with the Merger and have included a statement to this effect following the Pro Forma Combining Schedule of Investments as well as in Note 1 to the Pro Forma Combining Financial Statements.

Comment #9:  You stated that Note 1 to the Pro Forma Financial Statements contains a statement that “[i]t is not anticipated that the securities of the combined portfolio will be sold in significant amounts in order to comply with the policies and investment practices of Intrinsic Value Fund,” while the prospectus/proxy states “a substantial portion” of the securities of Large Cap Value Fund will be sold after the merger. You asked that the statement in the Pro Forma Financial Statements   and the related language in the prospectus/proxy statement be modified to conform.

Response:       We have supplemented the language in Note 1 of the pro forma financial statements to clarify that a substantial portion of the securities of Large Cap Value Fund may be sold in connection with the merger.

Comment #10:            You noted that the Pro Forma Financial Statements do not include any reference to securities on loan or the collateral for such loans. You asked us to confirm that there are no securities on loan for either Fund.

Response:       We have confirmed that there were no securities on loan for either Fund as of the date of the referenced financial statements.

Comment #11:            You asked us to confirm the advisory fee accruals listed in the financial statements and that advisory fees are paid on a monthly basis.

Response:       We confirmed the advisory fee accruals and that the advisory fees are paid monthly for both Funds.

Comment #12:            You asked us to explain why the advisory fees for Intrinsic Value Fund appeared low and stated that, if this was due to low initial assets in the Fund, we should provide the month to month asset growth of the Fund in this response letter.

Response:       The level of advisory fees paid correlates to the asset growth in the Fund.  Please note the monthly average net assets for Intrinsic Value Fund:

August 2006	$5,239,834
September 2006	$6,310,490
October 2006	$8,950,956
November 2006	$16,345,491
December 2006	$41,539,339

Comment #13:            In Note 2, you asked us to disclose any capital loss carryforwards and to list any limitations on carryforwards for Large Cap Value Fund.

Response:       As of the date the information is presented, there were no capital loss carryforwards for either Fund.

_______________________________________

Comments to Intrinsic Value Fund unaudited schedule of investments:

Comment #14:            You asked us to explain why an unaudited schedule of investments as of December 31, 2006 for Intrinsic Value Fund was included in the filing.

Response:       As of the time of the filing, since Intrinsic Value Fund had not completed a full semi-annual period, the pro forma information in the prospectus/proxy statement was prepared in consultation with the Staff of the Commission and as of the most recent practicable date prior to the filing.

Comment #15:            You noted that the distribution fees listed in Note 4 to the unaudited schedule of investments were different than those disclosed in the prospectus/proxy statement and you asked us to correct this discrepancy.

Response:       The distribution fee listed in Note 4 has been changed to 0.25%, which conforms to the disclosure in the prospectus/proxy statement.

_______________________________________

You provided additional oral comments in response to a correspondence filing made on March 8, 2007.  Please note the following responses to those comments:

Comment 16:  You asked us to confirm that it is anticipated that a substantial amount of the securities of Large Cap Value Fund may be sold after the Merger.

Response:       Please see our responses to Comments #1 and #2 above.

Comment 17:  You noted that the correspondence includes a statement that Evergreen management reviewed with Trustees factors to support the determination that Intrinsic Value Fund would be the accounting and performance survivor following the Merger.  You asked that we state which factors were taken into account by Trustees.

Response:       The factors considered by the Trustees included the Funds’ investment objectives, investment policies and portfolio management techniques, the relative asset size of each Fund and the asset size of the post-Merger Fund, the expense structures of each Fund and the post-Merger Fund, the performance information of each Fund, and the investment advisor and portfolio management teams for each Fund and the post-Merger Fund.

_______________________________________

At your request, we make the following representations to you:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate the Fund’s filing to go automatically effective on March 9, 2006 and expect to file a post-effective amendment to the Registration Statement on Form N-14 on or around March 12, 2007.

Please feel free to call me at 617-210-3676 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP